

Mail Stop 6010

May 19, 2008

Via Facsimile and U.S. Mail

Mr. Raymond P.L. Cannefax
President
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, UT   84119

> **RE:** **Paradigm Medical Industries, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 16, 2008**
> **File No. 0-28498**

Dear Mr. Cannefax:

We have reviewed your Form 8-K and have the following comments on that Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated March 26, 2008

Item 4-02. Non-Reliance on Previously Issued Financial Statements

1. Although the Company has restated certain financial information that was previously reported in your annual report on Form 10-KSB for the year ended December 31, 2006, there is no indication that you have concluded that these financial statements should no longer be relied upon because of an error in such financial statements. Please disclose when you concluded that your financial statements should no longer be relied upon. In addition, please amend your filing to identify the financial statements and years or periods covered that should no longer be relied upon. Refer to the guidance in Item 4.02(a) under Section 4 of Form 8-K.

2. Please state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(a).

3. Please tell us if your certifying officers have considered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-KSB for the years ended December 31, 2006 and 2005 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended December 31, 2007.

* * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant